FHN FINANCIAL SECURITIES CORP.
(A Wholly Owned Subsidiary of
First Horizon Bank)

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	33,305,201
Cash segregated for regulatory purposes		3,000,000
Securities owned, at fair value		116,227,291
Securities purchased under agreements to resell		24,338,750
Securities borrowed		42,918,720
Receivable from customers		2,372,904
Receivable from brokers and dealers		10,329,198
Receivable from clearing organizations		8,593,599
Accrued interest receivable		1,103,814
Furniture, fixtures, and equipment, net		8,402
Deferred tax asset, net		56,184
Other assets		2,267,491
Total assets	$	244,521,554

Liabilities and Stockholder's Equity

Securities sold, not yet purchased, at fair value	$	64,772,421
Payable to customers		1,304,914
Payable to brokers and dealers		1,102,530
Payable to clearing organizations		1,352,993
Payable to affliates, net		1,112,172
Accrued interest payable		501,450
Accrued compensation and benefits		3,209,398
Long-term secured borrowing		1,668,460
Other accrued expenses		595,115
Total liabilities		75,619,453
Commitments and contingencies (see note 12)		—
Stockholder's equity:		
Common stock, $1 par value per share. Authorized, issued, and outstanding 1,000 shares		1,000
Additional paid-in capital		118,606,647
Retained earnings		52,221,855
Accumulated other comprehensive loss, net		(1,927,401)
Total stockholder's equity		168,902,101
Total liabilities and stockholder's equity	$	244,521,554

See accompanying notes to the Statement of Financial Condition.